Exhibit 99.6

FOR IMMEDIATE RELEASE

GOLD ROYALTY CORP. Announces
Record Quarterly Revenues and PROVIDES Portfolio Update

Vancouver, British Columbia – August 15, 2022 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce the filing of its operating and financial results for the three and nine months ended June 30, 2022 and provide an update on recent asset advancements. The Company will be hosting an Investor Webcast to discuss these results and update on Thursday, August 18 at 11:00 AM EDT. All amounts expressed in U.S. dollars unless otherwise noted.

David Garofalo, Chairman and CEO of Gold Royalty, commented,

"While we continue to achieve new revenue records in the current year, our projected peer-leading growth over the next several years is expected to continue to be driven by our diverse portfolio of royalties on gold mines entering production, including Odyssey and Côté and increasing gold production expected by the operators at Beaufor and Jerritt Canyon. Beyond these near-term cash flow drivers, our existing portfolio has exposure to over 700,000 meters of drilling, the equivalent of over $200 million of exploration expenditures, announced by our operating partners in 2022 alone, providing multiple exploration catalysts across our portfolio.”

Highlights for the three and nine months ended June 30, 2022, include:

•
Record revenues of $1.9 million and $3.1 million, respectively.
•
Strong projected revenue guidance reiterated for Gold Royalty’s first full fiscal year of approximately $5.0 million, supported by the commencement of production at the Beaufor mine and the Beacon Mill in July 2022, and the recent commencement of royalty payments from the Borden mine.
•
Projected peer-leading multi-year growth in revenues from, among others, the underground expansion of Odyssey at Canadian Malartic in Québec and the startup of the Côté Gold mine in Ontario supports a current annual dividend yield of over 1%.
•
Cash, cash equivalents and marketable securities of approximately $17.1 million as at June 30, 2022, positioning the Company well for further growth. This excludes an accordion feature in the revolving loan facility with Bank of Montreal providing for an additional $15.0 million of availability, subject to certain conditions.
•
Gold Royalty now has 198 royalties with focus on the best mining jurisdictions in the Americas (2021 Fraser Institute of Mining Attractiveness Index).

A summary of the financial and operating results for the three and nine months ended June 30, 2022, follows:

	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021	Nine Months Ended June 30, 2022	Nine Months Ended June 30, 2021
(in thousands of dollars, except per share amounts)	($)	($)	($)	($)
Statement of Loss and Comprehensive Loss
Royalty and option income	1,907	—	3,078	—
Net loss	(3,438)	(3,035)	(12,669)	(5,790)
Net loss per share, basic and diluted	(0.03)	(0.07)	(0.10)	(0.22)
Dividends declared per share	0.01	—	0.02	—
Non-IFRS and Other Measures
Adjusted Net Loss*	(2,153)	(2,260)	(8,962)	(4,918)
Adjusted Net Loss Per Share, basic and diluted*	(0.02)	(0.05)	(0.07)	(0.19)
Total Gold Equivalent Ounces (“GEOs”)*	1,031	—	1,664	—
Cash flow used in operating activities, excluding changes in non-cash working capital*	(603)	(2,249)	(9,674)	(3,919)

* See Non-IFRS Measures below.

For further detail information, please refer to the Company's condensed interim consolidated financial statements and management's discussion and analysis for the three and nine months ended June 30, 2022, copies of which are available under the Company's profile at www.sedar.com and www.sec.gov.

Q3 Fiscal 2022 Investor Webcast Details

Gold Royalty is pleased to announce that it will host an Investor Webcast on Thursday, August 18 at 11:00 AM EDT.

The Company will be providing an update to interested stakeholders on the Company’s third quarter results including key recent catalysts that have been announced on the assets underlying the Company’s royalties. The presentation will be followed by a question-and-answer session where participants will be able to ask questions they may have of management. To register for the Investor Webcast, please click the link below:

https://www.bigmarker.com/vid-conferences/GoldRoyalty-VID-Forum-Q3-2022?utm_bmcr_source=GROY

Portfolio Update

Select royalty portfolio highlights for the three months ended June 30, 2022, include:

•
Odyssey Project (3.0% net smelter return (“NSR”) royalty): Yamana Gold Inc. (“Yamana”) announced on July 7, 2022, that production was ahead of plan at the Odyssey project. Yamana further disclosed that permitting at the project remains on schedule while construction is on track and on budget with first production from Odyssey South expected in the first quarter of 2023. On July 27, 2022, Yamana announced positive exploration results from the Odyssey project which it expects could significantly expand the project’s inferred resource envelope.

•
Côté Gold Project (0.75% NSR): IAMGOLD Corporation announced a project update on August 3, 2022, including updated costs to complete, project economics and life-of-mine (“LOM”) plan to be included in a new technical report for the Côté Gold project. The updated mine plan outlined an 18-year mine life with initial production expected in early 2024 and average annual production of 365,000 ounces over the LOM with average all-in sustaining costs of $854/oz Au sold. Costs to complete increased to $1,908 million however Gold Royalty is insulated from cost inflation as an NSR holder.

•
REN (1.5% NSR and 3.5% net profit interest): Barrick Gold Corporation announced on August 8, 2022, that resources at REN are expected to grow in 2022 as the project advances towards feasibility.

•
Borden Mine (0.5% NSR): Gold Royalty recognized royalty and other payments of $1.35 million for past periods related to its royalty over the mine operated by Newmont Corporation located in Ontario, Canada.

•
Beaufor Mine (1.0% NSR and per tonne royalty (“PTR”)): Monarch Mining Corporation announced on July 5, 2022, that it commenced processing of Beaufor Mine material at its Beacon Mill. It further announced on July 27, 2022, that it achieved a milestone by producing its first gold bar.

•
Fenelon (2.0% NSR): Wallbridge Mining Company Limited, in news releases dated April 8, 2022, May 30, 2022, June 7, 2022, and July 26, 2022, announced several updates to its 115,000 metre 2022 drill program, which expanded the lateral footprint of the deposit beyond its 2021 maiden mineral resource estimate.

•
Jerritt Canyon (0.5% NSR and PTR): First Majestic Silver Corp. announced on July 20, 2022, that it produced 18,632 ounces of gold during the quarter and that rehabilitation and exploration investments are expected to increase average grade, production, and reduce all-in sustaining costs in the second half of 2022.

Readers should refer to the disclosures of each of the operators identified above for further information.

ATM Program

The Company is also pleased to announce that it has established an “at-the market” equity program (the “ATM Program”) that will allow the Company to issue up to $50 million of common shares (the “ATM Shares”) from treasury to the public from time to time. Such sales will be made pursuant to an equity distribution agreement (the "Distribution Agreement") among the Company and a syndicate of agents led by BMO Nesbitt Burns Inc., and including BMO Capital Markets Corp., H.C. Wainwright & Co. LLC, Haywood Securities Inc., Laurentian Bank Securities Inc., Laurentian Capital (USA) Inc., Raymond James Ltd. and Raymond James & Associates Inc. (collectively, the "Agents").

Gold Royalty does not currently have any plans to use the ATM Program. The Company intends to use the net proceeds, if any, from the ATM Program to implement its growth and acquisition strategy, including the direct and indirect acquisition of additional royalties, streams and similar interests, and for working capital. Unless earlier terminated by the Company or the Agents as permitted therein, the Distribution Agreement will terminate upon the earlier of: (a) the date that the aggregate gross sales proceeds of the Offered Shares sold under the ATM Program reaches the aggregate amount of $50 million (or the equivalent in Canadian dollars); or (b) September 1, 2023.

The volume and timing of distributions under the ATM Program, if any, will be determined at the Company’s sole discretion, subject to applicable regulatory limitations. Any sales of ATM Shares will be made by the Agents through the facilities of the NYSE American LLC, or any other marketplace on which the common shares of Gold Royalty are listed, quoted or otherwise traded, at the prevailing market prices.

The ATM Program will become effective upon the filing of a prospectus supplement to the Company's short form base shelf prospectus dated July 15, 2022, and U.S. registration statement on Form F-3 filed on June 13, 2022, as amended on July 6, 2022. The prospectus supplement relating to the ATM Program will be filed shortly with the securities commissions in each of the provinces and territories of Canada and with the United States Securities and Exchange Commission. Copies of the prospectus supplement, the Distribution Agreement and other relevant documents will be available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Alternatively, the lead agent will send copies of such documents to investors upon request by contacting BMO Capital Markets Corp. by mail at 151 W 42nd Street, 32nd Floor, New York, NY 10036, Attn: Equity Syndicate Department, by email at bmoprospectus@bmo.com or by telephone at (800) 414-3627.

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of, the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Gold Royalty Corp.

Gold Royalty is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term attractive returns for its investors. Gold Royalty’s diversified portfolio currently consists primarily of royalties on gold properties located in the Americas.

Gold Royalty Corp.

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Qualified Persons

Alastair Still, P.Geo., Director of Technical Services of the Company, is a "qualified person" as such term is defined under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) of Canadian Securities Administrators and has reviewed and approved the technical information disclosed in this news release, exclusive of properties located in Québec. Glenn Mullan, P.Geo., a director of the Company, is a "qualified person" as such term is defined under NI 43-101 and has reviewed and approved the technical information pertaining to projects located in Québec, Canada, disclosed in this news release.

Non-IFRS Measures

The items marked above are alternative performance measures and readers should refer to non-International Financial Reporting Standards (“IFRS”) financial measures in the Company's Management Discussion & Analysis for the three and nine months ended June 30, 2022, which have been posted under the Company's profile at www.sedar.com and www.sec.gov.

The Company has included, in this document, certain performance measures, including: (i) Adjusted Net Loss; which is calculated by deducting transaction-related expenses, share of loss and dilution gain in associate, impairment, changes in fair value of derivative liabilities and short term investments, gain on disposition of short-term investments, foreign exchange gain/(loss) and other income from net loss; (ii) Adjusted Net Loss Per Share, which is calculated by dividing the Adjusted Net Loss by the weighted average number of shares outstanding for the applicable period; (iii) cash flows from operating activities, excluding changes in non-cash working capital, which is calculated by excluding the impact of changes in non-cash working capital items to or from cash used in operating activities; and (iv) GEOs, which are calculated by dividing royalty and option income by $1,850/ounce (average of $1,700/ounce and $2,000/ounce), each of which are non-IFRS measures and do not have a standardized meaning under IFRS and may be calculated differently by other companies. The presentation of such non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Notice to Investors

Disclosure relating to properties in which Gold Royalty holds royalty or other interests is based on information publicly disclosed by the owners or operators of such properties. The Company generally has limited or no access to the properties underlying its interests and is largely dependent on the disclosure of the operators of its interests and other publicly available information. The Company generally has limited or no ability to verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. In addition, certain information publicly reported by operators may relate to a larger property than the area covered by the Companies interest, which often may only apply to a portion of the overall project area or applicable mineral resources or reserves. The Company’s royalty interests do not apply to the entirety of each project in some cases. Please see the Company’s most recent Annual Report on Form 20-F for further information. It cannot be assumed that all or any part of a measured, indicated or inferred resource will ever be upgraded to a higher category. “Inferred mineral resources” have a greater amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this news release, including any references to mineral resources or mineral reserves, was prepared by the project operators in accordance with NI 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the “SEC”) applicable to domestic issuers. Accordingly, the scientific and technical information contained or referenced in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Cautionary Statement on Forward-Looking Information:

Certain of the information contained in this news release constitutes 'forward-looking information' and ‘forward-looking statements’ within the meaning of applicable Canadian and U.S. securities laws ("forward-looking statements"), including but not limited to statements regarding: future plans, estimates and expectations disclosed by the operators of the projects underlying the Company's interests, including the proposed advancement and expansion of such projects; the results of exploration, development and production activities of the operators of such projects; and the Company's expectation regarding future revenues and revenue growth. Such statements can be generally identified by the use of terms such as "may", "will", "expect", "intend", "believe", "plans", "anticipate" or similar terms. Forward-looking statements are based upon certain assumptions and other important factors, including assumptions of management regarding the accuracy of the disclosure of the operators of the projects underlying the Company's projects, their ability to achieve disclosed plans and targets, macroeconomic conditions, commodity prices, and the Company's ability to finance future growth and acquisitions. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, any inability to any inability of the operators of the properties underlying the Company’s royalty interests to execute proposed plans for such properties or to achieved planned development and production estimates and goals, risks related to the operators of the projects in which the Company holds interests, including the successful continuation of operations at such projects by those operators, risks related to exploration, development, permitting, infrastructure, operating or technical difficulties on any such projects, the influence of macroeconomic developments as well as the impact of, and response of relevant governments to, COVID-19 and the effectiveness of such responses and the ability of the Company to carry out its growth plans and other factors set forth in the Company's Annual Report on Form 20-F for the year ended September 30, 2021 and its other publicly filed documents under its profiles at www.sedar.com and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.